

SE 16013958

SEC Mail Processing Section
FEB 29 2016
Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65641

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 19th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, R. Bruce Cameron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Berkshire Capital Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President and CEO

Title

JULIE E. MITCHELL
Notary Public, State of New York
No. 01MI6059397
Qualified in New York County
Commission Expires July 2, 2019



Notary Public

This report ** contains (check all applicable boxes):

- [x] Facing Page.
- [x] Consolidated Statement of Financial Condition.
- [x] Consolidated Statement of Comprehensive Income and Members' Equity.
- [x] Consolidated Statement of Cash Flows.
- [ ] Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] Computation of Net Capital.
- [x] Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] An Oath or Affirmation.
- [x] A copy of the SIPC Supplemental Report.
- [ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] Exemption Report Under Rule 15c3-3.
- [x] A review report on the Exemption Report under Rule 15c3-3.
- [x] Notes to the Consolidated Financial Statements.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Public

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2015

FOR PUBLIC RELEASE


PKF
O'CONNOR
DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Members of
Berkshire Capital Securities LLC**

We have audited the accompanying consolidated statement of financial condition of Berkshire Capital Securities LLC and Subsidiary (the "Company"), as of December 31, 2015, and the related consolidated statements of comprehensive income and members' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supporting schedules required by SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

PKF O'Connor Davies, LLP

February 25, 2016

* * * * *

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Berkshire Capital Securities LLC and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2015

ASSETS	
Cash and cash equivalents	$ 9,602,669
Client receivables, net of allowance for uncollectible fees of $111,537	1,086,570
Prepaid expenses	477,395
Due from members, net of allowance of $93,000	146,249
Investments	105,000
Rental deposits	74,010
Furniture, equipment and leasehold improvements, net	383,873
	$ 11,875,766
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,877,445
Profit sharing and bonuses payable	4,349,789
Deferred rent expense	116,380
Total Liabilities	7,343,614
Members' equity	4,532,152
	$ 11,875,766

See notes to the consolidated financial statements